Exhibit 4.18

AMENDMENT NO. 1

CONVERTIBLE PROMISSORY NOTE

This Amendment No. 1 (this “Amendment”), effective as of May 20, 2005, by and between Rentech, Inc., a Colorado corporation (“Rentech”), and David P. Zimel (“Zimel”).

The parties hereby agree to amend the Convertible Promissory Note in the original principal balance of $875,000 between Rentech and Zimel dated May 20, 2005 (the “Note”) as follows:

Sections 1 and 2 of the Note are deleted in their entirety and replaced as follows:

1. Conversion into Common Stock. In addition to the monthly payments of Interest in money or shares of stock, as previously described, principal amounts of this Note shall be converted into duly authorized, validly issued, fully paid and non-assessable shares of the Company’s common stock as subsequently provided in this Agreement (“Conversion Shares”), at the Market Price, as subsequently defined in this Note. Notwithstanding any provisions of this Note to the contrary, the total number of shares issued by the Company for the conversions of principal subsequently described shall not exceed one million ninety three thousand seven hundred fifty thousand (1,093,750) shares.

1.1 Definition of Market Price.

(a) For purposes of this Note, the “Market Price” shall be $1.52, the average of the closing price of the Company’s common stock for the five (5) trading days preceding April 8, 2005.

(b) Conversion Price. For purposes of this Note, the principal balance to be converted into common stock shall be divided by the Market Price to determine the number of common shares into which the principal may be converted.

(i) Adjustments for Other Dividends and Distributions. In the event the Company at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of common stock entitled to receive, a dividend or other distribution payable in securities of the Company other than shares of common stock, then and in each such event provision shall be made so that the Holder of this Note shall receive, upon conversion thereof in addition to the number of shares of common stock receivable thereupon, the amount of securities of the Company that they would have received had their Note shares been converted into common stock on the date of such event and had thereafter, during the period from the date of such event to and including the conversion date, retained such securities receivable by them as aforesaid during such period giving application to all adjustments called for during such period under this Paragraph 1.1(b) with respect to the rights of the Holder of this Note.

1.2 Right to Convert. Commencing on the earlier of ninety (90) days after the date of this Note or the date that an effective registration is on file with the Securities and Exchange

Commission (“SEC”) with respect to the shares of common stock issuable upon conversion of this Note, subject to and in compliance with the provisions of this Paragraph 1.2, any outstanding principal balance of this Note may, at the option of the Holder, be converted at any time or from time to time into fully paid and non-assessable shares of common stock at the Market Price in effect at the time of conversion, determined as provided herein.

1.3 Mandatory Conversion. Provided that (a) there is an effective registration statement on file with the SEC for the shares of Common Stock issuable upon conversion of the Note shares, and (b) the closing price of the common stock for the twenty (20) preceding trading days is equal to or greater than $2.70 per share, then the Company, at its option, may by delivery of written notice, require any Holder of this Note to convert all, or a portion, of the then outstanding balance of principal of this Note into shares of common stock. The conversion shall be made within five (5) trading days after the notice.

1.4 Holder’s Election to Convert. To carry out an election by it to convert indebtedness in common shares, the Holder must transmit a written request to the Company requesting conversion of that part of the indebtedness that is allowed by the previous provisions of this Section.

1.5 Issuance of Stock Certificates. After each conversion, whether at the written request of the Holder or a mandatory conversion as previously described, the Company shall issue its restricted stock certificates representing the shares issued upon conversion (the “Conversion Shares”) to the Holder, as promptly as practical. The Company will issue the certificates in accordance with Rule 144 promulgated by the Securities and Exchange Commission under authority of the Securities Exchange Act of 1933, as amended, and will cause the stock certificates to be delivered to Holder in its name at its address on the Company’s records.

2. Prepayment. Notwithstanding any other provisions of this Note, the Company may prepay this Note, in whole or in part, by payments of money, at any time and from time to time, without premium or penalty of any kind. Notice of prepayment shall be given by the Company in writing, mailed not less than ten (10) days prior to the date fixed for prepayment. The notice shall be mailed by certified mail, return receipt requested, to the Holder at its address of record (or such address as it may from time to time furnish to the Company in writing). The notice shall specify the date fixed for prepayment and the amount to be prepaid. The prepayment shall be applied first to accrued and unpaid interest and the balance, if any, to principal. If this Note is called for prepayment, the Holder shall have the right to convert the outstanding balance of principal and interest of this Note into common stock of the Company as if the Note had not been called for prepayment, at any time up to and including, but not after, the date fixed for its prepayment, or if such date be a Saturday, Sunday or legal holiday, on the next succeeding business day, but not thereafter. If the Company defaults in the payment of any prepayment amount as to which it has given notice, the Holder may revoke any conversion election it made based on that notice. The Market Price shall be applied for these conversions.

Except as amended by this Amendment, the terms and provisions of the Note are hereby ratified and confirmed.

This Amendment may be executed in two or more counterparts and may be delivered by facsimile transmission, each of which shall be deemed an original, but all of which together constitute one and the same instrument.

IN WITNESS WHEREOF, the parties have caused this Amendment No. 1 to be executed by its duly authorized on July 22, 2005.

RENTECH, INC.		DAVID P. ZIMEL

By:	/s/ Dennis L. Yakobson	By:	/s/ David P. Zimel
Name:	Dennis L. Yakobson	Name:
Title:	President and CEO	Title: